UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2019, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Plan Assets and Liabilities

	December 31, 2019	December 31, 2018
PLAN ASSETS
Mutual Funds	$7,205,406	$5,465,528
Corporate Stocks (Employer Stock)	855,907	738,981
Participant Loan Receivable	51,371	3,210
Total Plan Assets	8,112,684	6,207,719

PLAN LIABILITIES
Other Liabilities	—	—
Total Plan Liabilities	—	—

NET PLAN ASSETS	$8,112,684	$6,207,719

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Income and Expenses

Year Ended
December 31,
2019
INCOME
Contributions – Company Matching	$188,682
Contributions – Participant	268,285
Net Appreciation in Fair Value of Investments	1,182,098
Interest and Dividends	290,105
Interest on Participant Loans	1,280

Total Income	1,930,450

EXPENSES
Payments to Participants	1,041
Administrative Expenses	24,444

Total Expenses	25,485

NET INCOME	1,904,965

Net Plan Assets, Beginning of Year	6,207,719

Net Plan Assets, End of Year	$8,112,684

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective October 3, 2016)

Date: June 29, 2020	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti Executive Vice President, Chief Financial Officer & Chief Operating Officer Dynex Capital, Inc., Plan Administrator

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